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June 10, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn:  Larry Spirgel, Assistant Director

Re:	Clavis Technologies International Co., Ltd. Amendment Number 1 to Form S-1 Filed May 6, 2010 File No. 333-164589

Dear Mr. Spirgel:

This letter is a point by point response to the Staff’s comment letter dated May 11, 2010 (the “Staff Letter”) on the amendment no. 1 to the registration statement on Form S-1 (File No. 333-164589) (“registration statement”) of Clavis Technologies International Co., Ltd. (the “Company”) filed with the Securities and Exchange Commission on May 6, 2010.  The item numbers below correspond to the item numbers in the Staff Letter.  For convenience we have reproduced the text of each comment and provided the Company’s response immediately below the text.  We are filing concurrently herewith the Amendment No. 2 to the registration statement (the “Amendment”).

All page number references in the Company’s responses are to the page numbers of the Amendment (unless otherwise indicated).

To facilitate your review, we are sending you two (2) courtesy copies for the Amendment, marked to show changes from the amendment number 1 to the registration statement.

General
1.	Please update to provide interim financial statements as of March 31, 2010.

Response: The Company has provided unaudited financial statements as of March 31, 2010 in the Amendment, added a section regarding the results of operations for the three month period ended March 31, 2010 to the MD&A on pages 46 to 49 of the Amendment and, updated financial information with such interim financial results on pages F-1 to F-10 of the Amendment.

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

2.
We note your response to comment three from our letter dated February 23, 2010.  With respect to the assertions for which you provided us supplemental materials, including your disclosure on pages 26 and 41 regarding the anticipated growth of certain markets, please revise the disclosure in your prospectus to indicate the basis for such statements.  In addition, please tell us how the materials you provided in support your statement that in the near future, a "majority of items" will have RF1D tap (page 20).

Response:  The Company has the Amendment on pages 22, 24, 26, 27 and 41 to provide objective support for assertions regarding RFID technology and the marketplace in which the Company conducts business.  The Company has revised the disclosure to present objective statistics for the assertions made.  See pages 131 – 133 of the 2007 market report by IDTechEx Ltd. entitled “RFID Forecasts, Players and Opportunities 2007 (“IDTechEx RFID Market Report”), which substantiates the growth of the pharmaceutical industry for the RFID market.  For growth of the consumer retail supply chain, see pages 48 and 130 of the IDTechEx RFID Market Report.  While, the Company’s statement that a “majority of items” will have RFID tags is a fair reading of pages 1 through 9 of the Executive Summary and Conclusions section of the IDTechEx RFID Market Report, the Company has revised the disclosure on page 20 of the Amendment to indicate the significant growth of the number of RFID tags that is expected to occur through 2017.

About Clavis Technologies International Co., Ltd., page 4

3.	We note your statement that you “acquired all of the outstanding shares of common stock of entered into a with Clavis Technologies Co., Ltd..." Please revise

Response:  The Company has deleted “entered into a with” from the noted statement on page 4 of the Amendment.

Determination of Offering Price, page 12

4.
We note your response to comment five from our letter dated February 23, 2010.  Clarify whether there will be a minimum number of shares offered at that price and if not, how share purchases will be calculated.

Response:  The Company has provided the requested disclosure on page 12 of the Amendment.  The Company expects that up to approximately 15,000,000 shares will be offered at the fixed price set forth in the Amendment.  It is uncertain, however, how much demand there will be for these shares prior to the commencement of the public trading market.

Selling Security Holders, page 12

5.
We note your response to comment 17 from our letter dated February 23, 2010.  Include your supplemental response and the total proceeds raised in the two Regulation S offerings as part of your disclosure.

Response:  The Company has added its supplemental response and the total proceeds raised in the two Regulation S offerings to page 12 of the Amendment.

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

Description of Business, page 19

6.
We note your response to comment 20 from our letter dated February 23, 2010.  We also note your statement on page 35 that you currently do not maintain any copyright protection for your RFID middleware.  Please revise your statements here and in your Prospectus Summary regarding your "proprietary interest” in RFID middleware to clarify that you do not currently have say intellectual property protection for your products and services.

Response:  The Company has revised the Prospectus Summary and the Description of business to clarify that the Company does not have any intellectual protection for its products and services.  See pages 19 and 35 of the Amendment.

Our Products, page 27

7.
We note your response to comment 27 from our letter dated February 23, 2010 and your additional disclosure in this section.  The additional disclosure only accounts for approximately 54% of your sales for the year ended December 31, 2009.  Please revise your disclosure to clarify whether the revenue attributable to the integration of your software products into clients’ systems represents the entire amount of your remaking sales in 2009.

Response:  On page 27 of the Amendment, the Company has revised its disclosure to indicate that the balance of the Company’s total revenue in 2009 consisted of $66,300 attributable to the integration of the software products into the client’s systems and $183,582 which was attributable to hardware sales.

Our Intellectual Property, page 35

8.
We note that yon have applied for a patent with the Korean Intellectual Property Office.  Please disclose the status of this patent here as well as in your discussion of such patent on page 24.  Also clarify whether you have submitted patents for any other applications of your RFID middleware.

Response: The Company has revised the Amendment on pages 24 and 35 to update the disclosure regarding the status of the patent application with the Korean Intellectual Property Office and that the Company has not submitted applications for any other patents for its RFID middleware.

Management's Discussion and Analysis Overview, page 40

9.
Please clarify the nature of your status as "solution subscriber" to EPCglobal.  We note you are not yet a member of this organization.  In addition, please explain your relationship with Alien Technology and ETRL.

Response: The Company has clarified its status with EPCglobal on pages 35 and 42 of the Amendment.  The Company has explained that a member of EPCglobal is called a “subscriber.”  EPCglobal classifies subscribers into two general categories: end-users and solution providers. End-users include manufactures, retailers, wholesalers, carriers and government organizations.  Solution providers are organizations that help end users move goods through the supply chain. Solution providers include hardware and software companies, consultants, systems integrators, and training companies (such as the Company).   The Company pays an annual membership fee to EPCglobal of approximately $1,800.  As a subscriber (i.e., member), the Company can join EPCglobal’s various EPCglobal Action and Working Groups, which will allow the Company to exchange experiences with other companies involved in implementing EPC technology (such as RFID middleware).  The Company has removed references to Alien Technology and ETRI on page 42 of the Amendment and to ETRI as a strategic partner on page 35 of the Amendment.

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

10.
We note your response to comment 37 from on letter dated February 23, 2010 in which you indicate that you have deleted the reference to product Cost and operating expense reductions from your prospectus.  However, references to initiatives to reduce costs and product cost and operating expense reductions appear on page 19 of the amended filing. Please revise or disclose the nature of such anticipated reductions.

Response: The Company has deleted the references to initiatives to reduce costs on page 19 of the Amendment.

Liquidity and Capital Resources, page 55

11.
We note your response to comment 40 from our letter dated February 23, 2010.  However, the table of contractual obligations still contains footnotes with no accompanying notes.  Please advise or revise your disclosure.

Response: The Company has removed the footnotes in the table of contractual obligations on page 51 of the Amendment.

12.
Please revise your disclosure to clarify your reference to the “Angel Investors.”  We also note your response to comment 17 from our letter dated February 23, 2010.  Assess the ability of the company to raise necessary capital in light of the proceeds raised in your recent Regulation S offerings.

Response:   The Company has removed its reference to “Angel Investors” on page 49 of the Amendment and provided a revised assessment on its ability to raise capital in light of the proceeds raised in the recent Regulation S offerings on page 49 of the Amendment

13.
We note your response to comment 43 from our letter dated February 23, 2010.  Please disclose more information about the availability of cash under your borrowing arrangements with related parties (as referenced on page 67) and indicate whether you have any availability under your financing agreements with banks.  In addition, please disclose the terms of your existing financing agreements with banks in this section.  We note that Note 6 to your financial statements indicates that you have an operating line of credit of $43,000 as well as bank loans of $350,001 and $323,693.

Response: The Company has revised the Liquidity and Capital Resources section on page 49 of the Amendment and provided additional details information on financing agreements with banks and bank loans agreements under Promissory Notes payable section on page 50.

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

14.
We note your statement that management believes that your cash needs can be funded from cash on hand and availability under borrowing arrangements as well as cash generated from future operations for the 2010 fiscal year.  Please provide more detailed disclosure in this section to clearly address your capital needs and management's assessment of your ability to meet your long-term liquidity needs.  We consider "long-term" to be the period in excess of the next twelve months.  See Section III.C. of Release no. 33-6S35 and footnote 43 of Release no, 33-8350.

Response:  The Company has revised the Liquidity and Capital Resources section on pages 49-50 of the Amendment and provided additional details information on projected/estimated expenditures needed for the next twelve months and provides no guarantee that the total funding required will be realized.

Net Revenues, page 47
Gross Profit, page 47

15.	We note your response to comment 47 from our letter dated February 23, 2010. Please clarify certain of your statements. Specifically, tell us:

●	Why it was appropriate to recognize most of the hardware revenues during the first and second quarters of 2009 when it appeared that additional testing was subsequently required. Confirm to us whether the related software deliverable was more than incidental or essential to the functionality of the hardware.
●
Why it was appropriate to recognize revenues from the Korean Pool Pallet project and your other small projects based on installments received.  Tell us the nature of the project deliverables involved, and how the installment amount is related to performance. Refer to your basis in the accounting literature.

●	How you determine amounts allocable to hardware and software revenue from installment payments received.

Response:   (a)    The hardware revenues were recognized in first and second quarters 2009 because the product was delivered and functional to the customer.  The software deliverable provided additional functions and was not essential to the functionality of the hardware sold in the first two quarters of 2009.  Any additional testing previously mentioned did not apply to the projects in which we recognized revenue.

(b)    The revenue from the Korean Pool Pallet project was recognized appropriately based on the fact that the installment payments corresponded to the meeting the contract objectives and, thus, revenue was earned.   The Korean Pool Pallet project was a government project, which had three installment payments of 50%, 30% and 20% for meeting certain deliverable objectives for the contract.  The Company did not provide any hardware for the Korean Pool project. Hardware for that project was provided by a non-related company, while the Company provided software and system integration services.  As the Company’s software and system integration services were successfully installed and approved by the Korean government, their payments were released to the Company.  Therefore based on SAB 104 revenue is realized and earned because there is persuasive evidence that an arrangement exists (a signed contract), delivery or services has been rendered (the Company provided software and installation services), a price is fixed or determinable (the installments of 50%, 30% and 20%) and collectability is reasonable assured (the Korean government made payment).

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

(c)    Generally, the Company prepares separate contracts for hardware and software aspects of a project, so that the payments for hardware deliverables and for the software deliverables are not comingled.  Therefore, the Company does do not have to allocate payments between hardware and software because each payment can be identified separately to a hardware deliverable or a software deliverable.  In a given project, the Company delivers the hardware first, so if the Company has to provide hardware and software together for a project, the first payment always includes the majority of costs for the hardware.  Second installment payments usually included the costs for the Company’s software, network lines and miscellaneous accessories.

16.
We refer to yow analysis of gross profit.  It remains unclear to us how your hardware gross profit percentage significantly increased from 17% in 2008 to 63% in 2009.  Although you attribute the increase in your hardware gross profit to better pricing and “manufacturing of a larger proportion of your products in your own fabrication facilities,” there is no indication that you have facilities for in-house fabrication other than your executive offices described on page 38.  We also note you acquire such hardware from your four main hardware suppliers which you identified on page 36.   Additionally, you asserted on page 24 that you "expect to earn little profit from hardware sales” and your “focus is on profit margins from sales of your software and expertise in integrating (y)our software with RFID systems.”  Please clarify these inconsistencies and revise your analysis of your hardware gross profit margin and/or hardware revenue recognition basis as appropriate.

Response: Generally, the Company does not achieve high profit margins for the sales of hardware products to its customers because the Company provides such sales of hardware as a marketing point to lure potential customers and not as a profit maker.  In 2009, two unique contract projects occurred that created the usually high gross profit margin for hardware sales for the Company.   In 2008, the Company had completed two long-term projects , one for a college and another for a hospital in Korea, which projects had generated very little profit to no profit for the Company.  Both the college and the hospital came to the Company in 2009 with additional requests for new products dealing with RFID hardware, Smart shelf, a Server, and a set of multi-media lecture platforms.  The Company submitted a bid  for each of the projects that was 2.5 to 5 times higher than its normal pricing (especially in regard to the hardware), in hopes of making up some profit that it did not make from the projects it did for the college and for the hospital in 2008.  The Company’s bids on these contracts were accepted by the college and the hospital.  These new projects were completed in 2009 and revenue was recognized appropriately. Because of the very high pricing of the 2009 contracts for the college and the hospital, the Company realized a much high gross profit margin for the hardware than it typically does.

Legal and Regulatory Requirements, page 49

17.
We note that you plan to apply for EPCglobal certification in early 2011.  Please disclose the process involved in obtaining such certification and indicate, to the extent practicable, the anticipated timeframe of actually obtaining it.

Response:  The Company has provided the requested disclosure on page 36 of the Amendment.

Directors, Executive Officers, Promoters and Control Persons, page 52

18.
Please disclose the specific experience, qualifications, attributes or skills of each director that led the board to conclude that the person should serve as a director for the company.  See Item 401(e) of Regulation S-K.

Response:  The Company has provided the requested disclosure on page 58 of the Amendment.

United States Securities and Exchange Commission
Division of Corporation Finance
June 10, 2010

Other

19.	In your response letter please provide the representations from the company requested by our concluding paragraph in our comment letter dated February 23, 2010.

Response: The Company has annexed to this response letter the Tandy representations required by the Staff’s letter dated February 23, 2010.

The Company respectfully submits via EDGAR the foregoing responses to the Commission and the Amendment as requested by the Staff Letter.

Please call me at (603) 778-9910 if you have any comments on the information provided herein or if we can furnish any additional information or otherwise be of assistance.

Very truly yours, /s/ Richard C. Fox Richard C. Fox, Esq.

cc:	Mr. Hwan Sup Lee Ms. Ki Young You

Annex A

Clavis Technologies International Co., Ltd.
#1564-1, Seojin Bldg., 3rd Floor
Seocho3-Dong
Seocho-Gu, Seoul, Korea 137-874

June 10, 2010

Larry Spirgel
Assistant Director
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Spirgel:

Pursuant to your letter dated May 11, 2010 (the "Comment Letter") addressed to the undersigned with respect to the registration statement on Form S-1 of Clavis Technologies International Co., Ltd. (the “Company”), SEC File No. 333-164589 (the “filing”), the Company hereby acknowledges that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Respectfully submitted,

CLAVIS TECHNOLOGIES INTERNATIONAL CO., LTD.

By:   /s/ Hwan Sup Lee
Hwan Sup Lee
Chief Executive Officer